Filed by City National Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
Commission File No.: 1-10521
The Date: May 11, 2015

On May 11, 2015, City National Corporation posted the below news articles to its internal website and its public website:
Loans Now a Key Service for Brokerages
Wall Street Journal
May 7, 2015
Business-owner clients have particular need for borrowing

By Matthias Rieker

Partners Rob Dean and Mike Nubel have worked closely for years with Dallas-based financial adviser Mark Johnston, who helps manage their personal wealth and a company they co-own.
Mr. Johnston "has really served as a financial adviser and what I would call a business adviser," says Mr. Dean. The business, Vican Group Inc., provides service agreements for printers and other electronics purchased by consumers at big retail outlets.
But Mr. Johnston, who is with RBC Wealth Management, "was really limited" in one key area: He couldn't arrange business loans, Mr. Dean notes. Commercial banks "filled that gap for us."
The U.S. brokerage arm of the Royal Bank of Canada  plans to now add that missing piece, having announced in January its plan to purchase City National Corp. , a Los Angeles bank with $32.7 billion in assets. "We have operated with one hand tied behind our back," says John Taft, the head of RBC Wealth Management in the U.S., with about 1,900 financial advisers managing about $270 billion of client assets.
Lending and other banking services are a growing part of the retail brokerage business, and are considered especially important for business-owning clients. Mr. Dean, who has about $30 million in personal wealth under management by Mr. Johnston, says Vican Group Inc. may need to borrow between $20 million and $30 million over the next several years to expand.
At firms such as Bank of America's Merrill Lynch, Morgan Stanley Wealth Management and Wells Fargo Advisors, financial advisers are being encouraged to promote mortgages, other loans and even credit-card services to their clients. Loans backed by securities portfolios are have become increasingly popular.

Loans in Morgan Stanley's wealth management business rose almost 45% in the first quarter of 2015 from a year earlier, to almost $40 billion, according to its quarterly financial statement. At Merrill Lynch, loans have increased more than 9%, to $128 billion, according to financial filings.
Independent financial advisers have forged relationships with banks to help their wealthy clients to get mortgages and other loans. Pershing, the clearing and custody unit of Bank of New York Mellon Corp., started in 2013 to provide access to loans to the clients of investment advisers who receive custody services from the firm. BNY Mellon said last week that lending through advisers has been so successful that it will expand that service next year to Pershing's broker-dealer clients.
Harold Tearse, an RBC adviser in Minnetonka, Minn., says about 40% of his clients are business owners and a lot of them want to borrow against their commercial real estate, while others simply want to leverage their investments. One client bought a commercial airplane and leased it to a major airline. RBC financed the deal through a securities-backed loan, but Mr. Tearse says he would have liked to offer his client more options.
"The product that we have is not as competitive as it needs to be," he says.
Clients sometimes express surprise that, with a name like RBC, his brokerage doesn't offer more lending products, Mr. Taft says.
"People said, 'Aren't you bank? Can't I get a mortgage?,'" Mr. Taft says. "They'd come to us and want a commercial loan for their trucking business and we can't help. That's a problem."
When wealth management clients go elsewhere to get the loan, he says, "they have a relationship with another financial institution. It's harder for the adviser to defend the investment relationship they have."
RBC advisers say they lost clients because they couldn't offer the loans that Wells Fargo  and Merrill Lynch provide. Mr. Johnston in Dallas says he's certain he has lost potential business, adding, "At least three of my clients have asked about borrowing tens of millions of dollars."
There is a risk in bulking up on banking services: Mr. Dean used to be a client of J.P. Morgan Chase  & Co., but parted ways with them a decade ago as that company grew bigger because he wanted an adviser who was more flexible and agile in decision-making. He says he found that in Mr. Johnston and RBC.
Russell Goldsmith, the chairman and chief executive of City National, said that the deal with RBC won't create a megabank. "We are still going to be the flat organization that City National is today," he says. Mr. Goldsmith will run RBC Wealth Management's U.S. operations once the deal with City National is completed.
City National enjoys a low loan delinquency rate and, in some ways, the loans it envisions making to wealth management clients are likely to be even safer, Mr. Goldsmith says. The bank will have more information about borrowers' assets and ability to make payments.
And RBC won't turn on the lending spigot right away. Mr. Taft says it might take three to five years to fully offer City National's commercial banking capabilities to RBC clients: "You have to teach the financial advisers how to use a broader range of credit capabilities."
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CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook — Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".
IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE

REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT / PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders can obtain a free copy of the Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the Prospectus, the Registration Statement on Form F-4, and the Definitive Proxy Statement, and the filings with the SEC that are incorporated by reference in the Prospectus, the Registration Statement on Form F-4 and the Definitive Proxy Statement can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.
PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2015 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 10, 2015. Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the above-referenced Registration Statement on Form F-4, the definitive Proxy Statement / Prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.